Exhibit 99.2

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available.  Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01  Amended 01/01/11

Name of entity	Mesoblast Limited
ABN	68 109 431 870

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	William Burns (Mesoblast Vice Chairman)
Date of last notice	5 December 2019

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable
Date of change	24 June 2020
No. of securities held prior to change	63,000 ordinary shares 200,000 options
Class	Options
Number acquired	100,000 options (issued with approval by shareholders at the 2019 AGM)
Number disposed	Not applicable
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil
No. of securities held after change	63,000 ordinary shares 220,000 options* *80,000 options have expired since the last Appendix 3Y

Appendix 3Y

Change of Director’s Interest Notice

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of options with approval by shareholders at the 2019 AGM

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not Applicable
Nature of interest	Not Applicable
Name of registered holder (if issued securities)	Not Applicable
Date of change	Not Applicable
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not Applicable
Interest acquired	Not Applicable
Interest disposed	Not Applicable
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not Applicable
Interest after change	Not Applicable

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	Not Applicable
If prior written clearance was provided, on what date was this provided?	Not Applicable

+ See chapter 19 for defined terms.

01/01/2011	Appendix 3Y Page 2

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available.  Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01  Amended 01/01/11

Name of entity	Mesoblast Limited
ABN	68 109 431 870

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Silviu Itescu (Chief Executive Officer)
Date of last notice	6 September 2017

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable
Date of change	24 June 2020
No. of securities held prior to change	68,958,928 ordinary shares, held as follows: •Direct: 67,756,838 ordinary shares; and •Indirect: 1,202,090 ordinary shares
Class	Options
Number acquired	1,885,334 options (issued with approval of shareholders at 2019 AGM)
Number disposed	Not applicable
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil

+ See chapter 19 for defined terms.

01/01/2011Appendix 3Y  Page 3

Appendix 3Y

Change of Director’s Interest Notice

No. of securities held after change	68,958,928 ordinary shares, held as follows: •Direct: 67,756,838 ordinary shares; and •Indirect: 1,202,090 ordinary shares 1,885,334 options
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of options with approval by shareholders at the 2019 AGM

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not Applicable
Nature of interest	Not Applicable
Name of registered holder (if issued securities)	Not Applicable
Date of change	Not Applicable
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not Applicable
Interest acquired	Not Applicable
Interest disposed	Not Applicable
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not Applicable
Interest after change	Not Applicable

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	Not Applicable
If prior written clearance was provided, on what date was this provided?	Not Applicable

+ See chapter 19 for defined terms.

01/01/2011	Appendix 3Y Page 4

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available.  Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01  Amended 01/01/11

Name of entity	Mesoblast Limited
ABN	68 109 431 870

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Dr Eric Rose
Date of last notice	8 January 2019

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable
Date of change	24 June 2020
No. of securities held prior to change	200,000 options
Class	Options
Number acquired	100,000 options (issued with approval by shareholders at the 2019 AGM)
Number disposed	Not applicable
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil
No. of securities held after change	220,000 options* *80,000 options have expired since the last Appendix 3Y

+ See chapter 19 for defined terms.

01/01/2011Appendix 3Y  Page 5

Appendix 3Y

Change of Director’s Interest Notice

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of options with approval by shareholders at the 2019 AGM

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable
Nature of interest	Not applicable
Name of registered holder (if issued securities)	Not applicable
Date of change	Not applicable
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable
Interest acquired	Not applicable
Interest disposed	Not applicable
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable
Interest after change	Not applicable

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	Not applicable
If prior written clearance was provided, on what date was this provided?	Not applicable

+ See chapter 19 for defined terms.

01/01/2011	Appendix 3Y Page 6

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available.  Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01  Amended 01/01/11

Name of entity	Mesoblast Limited
ABN	68 109 431 870

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Joseph R. Swedish
Date of last notice	8 January 2019

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable
Date of change	24 June 2020
No. of securities held prior to change	200,000 options
Class	Options
Number acquired	300,000 options (issued with approval by shareholders at the 2019 AGM)
Number disposed	Not applicable
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil
No. of securities held after change	500,000 options

+ See chapter 19 for defined terms.

01/01/2011Appendix 3Y  Page 7

Appendix 3Y

Change of Director’s Interest Notice

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of options with approval by shareholders at the 2019 AGM

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable
Nature of interest	Not applicable
Name of registered holder (if issued securities)	Not applicable
Date of change	Not applicable
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable
Interest acquired	Not applicable
Interest disposed	Not applicable
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable
Interest after change	Not applicable

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	Not applicable
If prior written clearance was provided, on what date was this provided?	Not applicable

+ See chapter 19 for defined terms.

01/01/2011	Appendix 3Y Page 8